Prospectus Supplement No. 3 dated October 2, 2009 (to Prospectus dated November 3, 2008)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-154774

7,117,438 Common Shares

This prospectus supplement supplements our prospectus dated November 3, 2008, as supplemented by Prospectus Supplement No. 1 dated February 4, 2009 and Prospectus Supplement No. 2 dated April 29, 2009, relating to the resale by the selling shareholders identified therein of 7,117,438 shares of our common stock.  This prospectus supplement is not complete without, and may not be delivered and should not be used except in connection with, the prospectus.  This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in our shares involves risks.  Please read carefully the section of the prospectus entitled “Risk Factors” and the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008 and the other filings we make with the Securities and Exchange Commission that are incorporated by reference into this prospectus supplement.

SELLING SHAREHOLDERS

The following table updates and amends the “Selling Shareholders” section of the prospectus dated November 3, 2008.  The table provides the names of the selling shareholders as of the date of this prospectus supplement and the number of shares or other securities beneficially owned by each such holder on that date.

NAME	NUMBER OF SHARES OF COMMON STOCK OWNED BEFORE THE OFFERING	NUMBER OF SHARES OF COMMON STOCK THAT MAY BE SOLD	NUMBER OF SHARES OF COMMON STOCK OWNED AFTER THE OFFERING	PERCENTAGE OF COMMON STOCK OUTSTANDING OWNED AFTER THE OFFERING (1)(2)

OE Holdings, Inc. (3)	4,077,457	4,077,457	0	*
Vartan Babayan(4)	240,000	240,000	0	*
William Larkin(5)	828,344	809,943	18,401	*
Jason Livingston(6)	653,945	653,945	0	*
Gregg Kelly(7)	1,247,603	1,247,603	0	*

*Less than 1%.

(1)	Calculated based on Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) using 69,415,470 shares of common stock outstanding as of September 30, 2009.

(2)
Assumes that each selling shareholder sells all shares registered under the registration statement.  Other than described herein, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling shareholder may decide not to sell the shares that are registered under the registration statement.

(3)
OE Holdings, Inc. was formerly named Orthodyne Electronics Corporation.  Gregg Kelly is a principal and 29.4% shareholder of OE Holdings, Inc.  Jason Livingston is a principal and 14.4% shareholder of OE Holdings, Inc. Due to their position and stock ownership in OE Holdings, Inc., Mr. Kelly and Mr. Livingston are also indirect beneficial owners, to the extent of their proportionate interest, in the shares of our common stock held by OE Holdings, Inc.  OE Holdings, Inc. has entered into an Exchange Act Rule 10b5-1 trading plan pursuant to which OE Holdings, Inc. may sell up to 4,077,457 shares of our common stock, with sales to begin on or after October 7, 2009.

(4)	The amount of shares owned by Mr. Babayan has been updated since the prospectus supplement dated February 4, 2009 in order to reflect Mr. Babayan’s correct and current share ownership.

(5)	Mr. Larkin has entered into an Exchange Act Rule 10b5-1 trading plan pursuant to which he may sell up to 809,943 shares of our common stock, with sales to begin on or after October 26, 2009.

(6)
Mr. Livingston has entered into an Exchange Act Rule 10b5-1 trading plan pursuant to which he may sell up to 653,954 shares of our common stock, with sales to begin on or after October 26, 2009.  Due to his position and stock ownership in OE Holdings, Inc., Mr. Livingston is also the indirect beneficial owner, to the extent of his proportionate interest, in the shares held by OE Holdings, Inc.  Mr. Livingston is an executive officer of the registrant.

(7)
Mr. Kelly’s shares are held by The Kelly Living Trust.  Mr. Kelly received these shares in a distribution from OE Holdings, Inc. pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Due to his position and stock ownership in OE Holdings, Inc., Mr. Kelly is also the indirect beneficial owner, to the extent of his proportionate interest, in the shares held by OE Holdings, Inc.  On August 5, 2009, Mr. Kelly entered into an agreement with the underwriter in our recent public offering, in which Mr. Kelly agreed, subject to certain exceptions, not to sell or dispose of our common stock for a period of at least 90 days from the date of such agreement.

Mr. Kelly is the trustee of The Kelly Living Trust.   The Kelly Living Trust has entered into an Exchange Act Rule 10b5-1 trading plan pursuant to which it may sell up to 600,000 shares of our common stock, with sales to begin on or after the later of November 4, 2009 or the termination of the aforementioned lock-up agreement between Mr. Kelly and the underwriter.

We prepared this prospectus supplement based on the information supplied to us by the selling shareholders named in the table.  The information provided in this prospectus supplement is current as of October 2, 2009.

The selling shareholders listed above and in the prospectus may have sold or transferred some or all of their common stock since the date on which they provided us with information regarding their common stock, and we have not made any independent inquires as to the foregoing.  Information about selling shareholders may change over time.  Any changed information will be set forth to the extent provided to us by the selling shareholders, in further supplements to the prospectus, if and when necessary.

Because the selling shareholders listed above and in the prospectus may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling shareholders upon the termination of any particular offering. See “Plan of Distribution” in the prospectus.